MATTHEW S. HEITER

Direct Dial: 901.577.8117

Direct Fax: 901.577.0737

E-Mail Address: mheiter@bakerdonelson.com

January 27, 2015

VIA EDGAR

Ms. Pamela Long

Assistant Director

Securities and Exchange Commission

Washington, D.C. 20549

Re:	NN, Inc.
Registration Statement on Form S-3
Filed December 29, 2014
File No. 333-201274

Dear Ms. Long:

On behalf of NN, Inc. (“NN”), I am writing in response to the comments from the staff (the “Staff”) of the Division of Corporate Finance of the United States Securities and Exchange Commission (the “Commission”) contained in the letter dated January 13, 2015 to NN providing comments on NN’s Registration Statement on Form S-3 filed with the Commission on December 29, 2014 (File No. 333-201274) (the “Form S-3”). For the Staff’s convenience, the Staff’s comments have been restated below in their entirety, with NN’s response to a particular comment set out immediately under the comment. The numbered paragraphs in this letter correspond to the numbered paragraphs in the comment letter from the Staff. Please note that we are simultaneously filing Amendment No. 1 to the Form S-3 (“Amendment No. 1”). We are providing Mr. Frank Pigott and Ms. Erin Jaskot with a courtesy copy of Amendment No. 1 marked to show changes from the Form S-3.

Information Incorporated By Reference, page 25

1.     As currently drafted, it is unclear if you are incorporating documents filed after the effective date of the registration and prior to the termination of the offering. Please revise to clearly state that all documents subsequently filed by you pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the offering shall be deemed to be incorporated by reference. See Item 12(b) of Form S-3.

Response to Comment 1:

Amendment No. 1 more clearly states that all documents subsequently filed by NN pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the offering are deemed to be incorporated by reference. Please see “Information Incorporated by Reference” in Part I of Amendment No. 1.

Undertakings, page II-3

2.     Please delete paragraphs (7), (9), and (10) or, alternatively, please tell us why you think it is appropriate to include such paragraphs in your undertakings. See Item 512 of Regulation S-K.

Response to Comment 2:

Paragraphs (7), (9) and (10) have been deleted from NN’s undertakings appearing in Part II of Amendment No. 1.

Exhibit 5.1 Legal Opinion

3.     We note that the legal opinion does not include an opinion regarding the Units to be registered pursuant to your registration statement. Please file a legal opinion that opines on the Units. See Section II.B.1.h. of Staff Legal Bulletin No. 19.

Response to Comment 3:

A revised legal opinion has been filed as Exhibit 5.1 to Amendment No. 1, which includes an opinion as to the legality of the Units to be registered.

In connection with responding to the Staff’s comments, NN acknowledges in Exhibit A to this Letter the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve NN from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	NN may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or require any further information, please do not hesitate to contact me at (901) 577-8117.

Very truly yours,

/s/ Matthew S. Heiter
Matthew S. Heiter, Esq. Baker, Donelson, Bearman, Caldwell & Berkowitz, PC

cc:	Via E-Mail

Erin Jaskot, Securities and Exchange Commission, Staff Attorney

Frank Pigott, Securities and Exchange Commission, Staff Attorney

William C. Kelly, Jr., NN, Inc., Vice President, Chief Administrative Officer

Exhibit A

NN, INC.

207 Mockingbird Lane

Johnson City, Tennessee 37604

In connection with its response to the United States Securities and Exchange Commission’s (the “Commission”) comment letter, dated January 13, 2015, NN, Inc. (the “Registrant”) acknowledges the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

NN, INC.

By:	/s/ William C. Kelly, Jr.
Name:	William C. Kelly, Jr.
Title:	Vice President, Chief Administrative Officer